UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o            No x

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS FIRST QUARTER 2010 RESULTS

$1.39 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the first quarter of 2010, compared to $1.38 billion in the first quarter of 2009; OIBDA margin of 30% in the first quarter of 2010, compared to 29% in the first quarter of 2009.

5.2 million customers using 3G-capable converged devices as of the first quarter of 2010; blended data ARPU of $10.90 in the first quarter of 2010, up 16% from the first quarter of 2009.
Total customers served declined by 77,000 in the first quarter of 2010, compared to 415,000 net customers additions in the first quarter of 2009.
T-Mobile USA’s national 3G network to be upgraded to HSPA+ and cover 185 million people by the end of 2010, with the first HSPA+ markets already launched.

BELLEVUE, Wash., May 12, 2010 -- T-Mobile USA, Inc. (“T-Mobile USA”) today reported first quarter of 2010 results.  In the first quarter of 2010, T-Mobile USA reported OIBDA of $1.39 billion, compared to $1.38 billion reported in first quarter of 2009. Total customers served declined by 77,000 in the first quarter of 2010 compared to 415,000 net customer additions in the first quarter of 2009.  Additionally, customers using 3G-capable converged devices continued to increase significantly during the quarter.

“As T-Mobile USA continues to drive data as a revenue growth engine, we experienced meaningful traction in the first quarter of 2010 by getting a host of next-generation smartphones into the hands of our customers.  Products like our popular myTouch 3G and HTC HD2, coupled with our industry-leading data value message, continued our strong year-over-year data revenue growth," said Robert Dotson, President and CEO, T-Mobile, USA.  “We also continue to make real improvements to reduce churn of our most valuable customers, and we are making major leaps in expanding our HSPA+ footprint – the fastest and soon-to-be the most widely available higher-speed network in the country."

René Obermann, Chief Executive Officer, Deutsche Telekom, said, “T-Mobile USA achieved a slightly higher margin and strong data ARPU, despite a challenging and highly competitive business environment.  In addition, the strong growth in customers with 3G smartphones, plus expanding the HSPA+ network and pipeline of innovative offerings, positions T-Mobile USA to capture the data opportunity in the United States.”

Customers

·
T-Mobile USA served 33.7 million customers (as defined in Note 3 to the Selected Data, below) at the end of the first quarter of 2010, down from 33.8 million at the end of the fourth quarter of 2009 and up from 33.2 million at the end of the first quarter of 2009.

o	In the first quarter of 2010, total customers served declined by 77,000, compared to net customer additions of 371,000 in the fourth quarter of 2009 and 415,000 in the first quarter of 2009.
o
Compared to the fourth quarter of 2009, the number of net new customer additions decreased due primarily to T-Mobile branded customer losses (total wireless customers excluding mobile virtual network operators (MVNO) and connected devices).  In the fourth quarter of 2009, branded customer additions benefited from strong holiday sales and the launch of the new Even More and Even More Plus rate plans which feature unlimited voice, text and data services.

·
Net contract customer losses were 118,000 in the first quarter of 2010, broadly stable compared to 117,000 net contract customer losses in the fourth quarter of 2009, but down from 160,000 net contract customer additions in the first quarter of 2009.

o	Sequentially, seasonally lower gross additions of branded products were offset by connected device growth.
o	The decrease in contract customer additions compared to the first quarter of 2009 was due primarily to fewer FlexPaysm contract customer additions.
·	Prepaid net customer additions, including MVNO customers, were 41,000 in the first quarter of 2010, down from 488,000 in the fourth quarter of 2009 and 255,000 in the first quarter of 2009.
o
In the first quarter of 2010, lower MVNO net customer additions were the primary reason for the sequential and year-over-year decrease in prepaid additions.  MVNO customers totaled 2.1 million at March 31, 2010.

o	Additionally, seasonally fewer gross branded prepaid customer additions caused lower sequential prepaid net customer additions.
·
Contract customers, including connected devices, comprised 79% of T-Mobile USA’s total customer base at March 31, 2010, consistent with the fourth quarter of 2009 but down from 81% in the first quarter of 2009.

Churn
·
Blended churn (as defined in Note 2 to the Selected Data, below), including both contract and prepaid customers, was 3.1% in the first quarter of 2010, down from 3.3% in the fourth quarter of 2009 and was consistent with the first quarter of 2009.

·	Contract churn decreased in the first quarter of 2010 to 2.2% from 2.5% in the fourth quarter of 2009 and 2.3% in the first quarter of 2009.
o	The sequential fall in churn was due primarily to the fourth quarter being seasonally higher due to the holiday season, consistent with previous years.

OIBDA and Net Income
·
T-Mobile USA reported OIBDA (as defined in Note 6 to the Selected Data, below) of $1.39 billion in the first quarter of 2010, consistent with $1.38 billion in the fourth quarter and first quarter of 2009.

o	In the first quarter of 2010, lower revenues were offset by lower acquisition costs, related to fewer branded customer additions, and sequentially lower advertising spend.
·	OIBDA margin (as defined in Note 7 to the Selected Data, below) was 30% in the first quarter of 2010, consistent with the fourth quarter of 2009 and slightly up from 29% in the first quarter of 2009.
·	Net income in the first quarter of 2010 was $362 million, compared to $306 million in the fourth quarter of 2009 and $322 million in the first quarter of 2009.

Revenue
·
Service revenues (as defined in Note 1 to the Selected Data, below) were $4.63 billion in the first quarter of 2010, down from $4.65 billion in the fourth quarter of 2009 and $4.77 billion in the first quarter of 2009.

o	The sequential and year-over-year decrease in service revenues in the first quarter of 2010 was primarily due to net losses of branded customers.
·
Total revenues, including service, equipment, and other revenues were $5.28 billion in the first quarter of 2010, down from $5.41 billion in the fourth quarter of 2009 and $5.40 billion in the first quarter of 2009.

o	The sequential decrease was driven primarily by lower equipment sales compared to the fourth quarter of 2009 which had higher handset sales related to the holiday season.
o	Compared to the first quarter of 2009, the decrease was primarily driven by lower service revenues as described above.

ARPU
·
Blended Average Revenue Per User (“ARPU” as defined in Note 1 to the Selected Data, below) was $46 in the first quarter of 2010, consistent with the fourth quarter of 2009 but down from $48 in the first quarter of 2009.

·	Contract ARPU was $51 in the first quarter of 2010, consistent with the fourth quarter of 2009, but down from $52 in the first quarter of 2009.
o	Sequentially, contract ARPU was consistent as data revenue growth was offset by decreases in voice revenues.
o	Contract ARPU decreased year-over-year due primarily to a higher proportion of connected devices.
·	Prepaid ARPU was $18 in the first quarter of 2010, consistent with the fourth quarter of 2009 but down from $21 in the first quarter of 2009.
o	The decrease compared to the first quarter of 2009 was due primarily to proportionally fewer FlexPay no-contract customers and a higher number of lower ARPU MVNO customers.
·
Data service revenues (as defined in Notes 1 and 9 to the Selected Data, below) were $1.10 billion in the first quarter of 2010, up 18% from the first quarter of 2009.  Data service revenues in the first quarter of 2010 represented 23.8% of blended ARPU, or $10.90 per customer, up from 22.2% of blended ARPU, or $10.20 per customer in the fourth quarter of 2009, and 19.6% of blended ARPU, or $9.40 per customer in the first quarter of 2009.

o
5.2 million customers were using 3G-capable converged devices (such as the T-Mobile® MyTouchTM 3G, Motorola CLIQ XT™ and BlackBerry® BoldTM 9700) on the T-Mobile USA network at the end of the first quarter of 2010, an increase of 33% from 3.9 million customers as of the fourth quarter of 2009 and a significant increase from 1.5 million customers as of the first quarter of 2009.

o
While messaging revenue continued to be a significant component of data ARPU, the increase of 3G-capable converged devices and the continued expansion and upgrade of the 3G network is driving Internet access revenue growth with the increasing adoption of 3G data plans.

CPGA and CCPU
·
The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in Note 5 to the Selected Data, below) was $310 in the first quarter of 2010, up from $300 in the fourth quarter and first quarter of 2009.

o	Sequentially, CPGA increased in the first quarter of 2010 due primarily to a higher subsidy loss from customers adopting more expensive 3G-capable converged devices.
o	The increase in CPGA compared to the first quarter of 2009 was primarily related to increased retail distribution expenses and fewer gross customer additions.
·
The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in Note 4 to the Selected Data, below), was $23 per customer per month in the first quarter of 2010, up from $22 in the fourth quarter of 2009 but down from $24 in the first quarter of 2009.

o	Sequentially, CCPU increased due primarily to a higher handset subsidy loss from a greater number of customers upgrading to more expensive 3G-capable converged devices.
o
Year-over-year all components of CCPU (network costs, general and administrative, and subsidy loss unrelated to customer acquisition) decreased due to a higher proportion of MVNO and connected devices incurring lower servicing costs.

Capital Expenditures
·
Cash capital expenditures (as defined in Note 8 to the Selected Data, below) were $666 million in the first quarter of 2010, compared to $697 million in the fourth quarter of 2009 and $1.13 billion in the first quarter of 2009.

o
The decrease in cash capital expenditures in the first quarter of 2010 compared to the fourth quarter of 2009 was a result of lower network capital expenditures partially offset by payment timing differences.

o
Year-on-year the decrease in capital expenditures was due primarily to higher network expenditures in the first quarter of 2009 as a result of the aggressive build out of the national UMTS/HSDPA (3G) network in 2009, which covers 208 million people as of the end of the first quarter of 2010.

·
In 2010, network capital expenditures will be driven by continued network investment, coverage expansion, and the upgrade to high speed packet access plus (HSPA+) technology, which delivers customers data speeds significantly faster than the current 3G network technology.  By the end of 2010, T-Mobile expects to have HSPA+ deployed across the vast majority of its 3G footprint, covering more than 100 metropolitan areas and 185 million people.

Stick Together Highlights
·
During the first quarter of 2010, T-Mobile USA received the highest ranking in the J.D. Power and Associates 2010 Wireless Retail Sales Satisfaction StudySM – Volume 1. Building on a legacy of recognition reflecting T-Mobile USA’s commitment to delivering an industry-leading retail experience, this is the eighth such top ranking from J.D. Power and Associates in the Wireless Retail Sales Satisfaction Study’s past 11 volumes, dating back to 2004.

·
T-Mobile USA launched the HTC® HD2 which features a comprehensive mobile entertainment experience, offering the largest touch screen on a smartphone in the U.S. and comes ready with access to eBooks, movies, television programs and more.

·
T-Mobile USA is leveraging its nationwide 3G network through new devices such as the DellTM InspironTM Mini 10 netbook and the T-Mobile webConnect RocketTM USB laptop stick.  The Dell Inspiron Mini 10 is T-Mobile USA’s first netbook and features built-in access to T-Mobile USA’s 3G wireless broadband service and Wi-Fi capability.  The T-Mobile webConnect Rocket USB laptop stick provides customers with seamless connectivity to the Internet via Wi-Fi or T-Mobile USA’s 3G wireless network and is the first HSPA+ device from a national U.S. wireless carrier.

·	On April 21, 2010, T-Mobile USA announced the upcoming, exclusive availability of the new GarminfoneTM, the first AndroidTM-powered smartphone fully-integrated with Garmin’s navigation experience.
·
On May 4, 2010, T-Mobile USA announced a new addition to its exclusive line of AndroidTM-powered T-Mobile myTouch 3G smartphones – the T-Mobile myTouch 3G SlideTM.  Anticipated to be available in June, the new myTouch 3G Slide combines a slide-out QWERTY keyboard with a high-performance touch screen powered by the latest Android software.

T-Mobile USA is the U.S. wireless operation of Deutsche Telekom AG (NYSE: DT). In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”).  T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.  Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q1 10	Full Year 2009	Q4 09	Q3 09	Q2 09	Q1 09
Customers, end of period3	33,713	33,790	33,790	33,420	33,497	33,173
Thereof contract customers	26,646	26,765	26,765	26,882	27,022	26,966
Thereof prepaid	7,067	7,026	7,026	6,538	6,475	6,207
Net customer (losses) / additions	(77)	1,033	371	(77)	325	415

Minutes of use/contract customer/month	1,140	1,150	1,140	1,160	1,150	1,130
Contract churn	2.20%	2.30%	2.50%	2.40%	2.20%	2.30%
Blended churn2	3.10%	3.20%	3.30%	3.40%	3.10%	3.10%

($)
ARPU (blended) 1	46	47	46	47	48	48
ARPU (contract)	51	52	51	52	52	52
ARPU (prepaid)	18	20	18	20	21	21
Data ARPU (blended) 9	10.90	9.90	10.20	10.00	9.90	9.40
Cost of serving (CCPU)4,10	23	23	22	23	23	24
Cost per gross add (CPGA)5	310	290	300	290	270	300

($ million)
Total revenues	5,278	21,531	5,411	5,380	5,342	5,398
Service revenues2	4,632	18,926	4,653	4,733	4,766	4,774
OIBDA6	1,394	5,915	1,375	1,556	1,601	1,383
OIBDA margin 7	30%	31%	30%	33%	34%	29%
Capital expenditures8	666	3,687	697	787	1,078	1,125

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1.
Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides management with useful information to evaluate the revenues generated from our customer base.

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues (including messaging and non-messaging revenue) are a component of service revenues.

2.
Churn is defined as the number of customers whose service was discontinued during that period, expressed as a monthly percentage of the average number of customers during the specified period. We believe that churn, which is a measure of customer retention and loyalty, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

3.
A customer is defined as a SIM card with a unique mobile identity number which generates revenue. Contract customers and prepaid customers include FlexPay customers depending on the type of rate plan selected. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.  Mobile virtual network operators are classified as prepaid customers as they most closely align with this customer segment.  Connected devices (also known as machine-to-machine customers) have contracts and are therefore included in contract customers.

4.
The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition.  Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs.  This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5.
Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers.  We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

6.
Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization.  In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity.  We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors.  We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

7.	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in Note 5 above) divided by service revenues.

8.	Capital expenditures consist of amounts paid by T-Mobile USA for purchases of property and equipment.

9.
Data ARPU is defined as total data revenues divided by average total customers during the period.  Total data revenues include data revenues from contract customers, prepaid customers, Wi-Fi revenues and data roaming revenues.  The relative fair value of data revenues from unlimited voice and data plans are included in total data revenues.

10.	Certain of the comparative figures in the prior period have been reclassified to conform to the current period CCPU presentation.

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

	March 31,	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$ 74	$ 207
Receivables from affiliates	372	610
Accounts receivable, net of allowances of $336 and $346, respectively	2,617	2,740
Inventory	620	640
Current portion of net deferred tax assets	1,143	1,100
Other current assets	518	548
Total current assets.................................................................................	5,344	5,845
Property and equipment, net of accumulated depreciation of $12,375
and $11,841, respectively	12,983	13,192
Goodwill	12,044	12,025
Spectrum licenses	15,270	15,256
Other intangible assets, net of accumulated amortization of $124 and $111, respectively	147	159
Long-term investments and other assets..............................................................	308	297
	$ 46,096	$ 46,774

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$ 3,162	$ 3,474
Current payables to affiliates	3,770	4,302
Other current liabilities	358	373
Total current liabilities.............................................................................	7,290	8,149

Long-term payables to affiliates................................................................................	9,182	9,682
Deferred tax liabilities	3,460	3,205
Other long-term liabilities	1,551	1,488
Total long-term liabilities	14,193	14,375

Commitments and contingencies

Stockholder’s equity:
Common stock and additional paid-in capital................................................	36,593	36,593
Accumulated other comprehensive loss	(8)	(8)
Accumulated deficit .......................................................................................	(12,074)	(12,436)
Total T-Mobile USA stockholder’s equity...............................................	24,511	24,149
Noncontrolling interest ...............................................................................	102	101
Total stockholder’s equity.....................................................................	24,613	24,250
	$ 46,096	$ 46,774

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

			Quarter Ended March 31, 2010	Quarter Ended December 31, 2009	Quarter Ended March 31, 2009
Revenues: Contract	$ 4,112	$ 4,131	$ 4,225
Prepaid	378	362	393
Roaming and other services	142	160	156
Equipment sales*	608	688	578
Other*	38	70	46
Total revenues	5,278	5,411	5,398
Operating expenses:
Network	1,223	1,190	1,249
Cost of equipment sales*	989	1,044	1,013
General and administrative*	882	861	902
Customer acquisition	790	941	851
Depreciation and amortization	651	726	697
Total operating expenses	4,535	4,762	4,712
Operating income	743	649	686
Other expense, net	(156)	(195)	(165)
Income before income taxes	587	454	521
Income tax expense	(225)	(148)	(199)
Net income	$ 362	$ 306	$ 322

* Certain of the comparative figures in the prior periods have been reclassified to conform to the current period presentation.

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

Quarter Ended March 31, 2010	Quarter Ended March 31, 2009
Operating activities:
Net income	$ 362	$ 322
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	651	697
Income tax expense	225	199
Bad debt expense	138	133
Other, net	47	14
Changes in operating assets and liabilities:
Accounts receivable	(17)	112
Inventory	20	17
Other current and non-current assets	(6)	(22)
Accounts payable and accrued liabilities	(29)	(313)
Net cash provided by operating activities	1,391	1,159
Investing activities:
Purchases of property and equipment	(666)	(1,125)
Purchase of intangible assets	(4)	(7)
Short-term affiliate loan receivable, net	(875)	(396)
Other, net………………………………………………………....	-	(1)
Net cash used in investing activities	(1,545)	(1,529)
Financing activities:
Long-term debt borrowings from affiliates	21	200
Long-term debt repayment to affiliates	-	(83)
Net cash provided by financing activities	21	117

Change in cash and cash equivalents	(133)	(253)
Cash and cash equivalents, beginning of period	207	306
Cash and cash equivalents, end of period	$ 74	$ 53

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA is reconciled to operating income as follows:

	Q1 2010	Full Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009
OIBDA	$1,394	$5,915	$1,375	$1,556	$1,601	$1,383
Depreciation and amortization	(651)	(2,859)	(726)	(713)	(723)	(697)
Operating income	$743	$3,056	$649	$843	$878	$686

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:
	Q1 2010	Full Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Customer acquisition costs	$790	$3,382	$941	$799	$791	$851

Plus: Subsidy loss
Equipment sales	(608) (2,403)		(688)	(602)	(535)	(578)
Cost of equipment sales	989	3,856	1,044	937	862	1,013
Total subsidy loss	381	1,453	356	335	327	435
Less: Subsidy loss unrelated to customer acquisition	(213)	(772)	(173)	(164)	(184)	(251)
Subsidy loss related to customer acquisition	168	681	183	171	143	184
Cost of acquiring customers	$958	$4,063	$1,124	$970	$934	$1,035

CPGA ($ / new customer added)	$310	$290	$300	$290	$270	$300

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q1 2010	Full Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Network costs	$1,223	$4,936	$1,190	$1,261	$1,236	$1,249
General and administrative costs*	882	3,442	861	827	852	902
Total network and general and administrative costs*	2,105	8,378	2,051	2,088	2,088	2,151
Plus: Subsidy loss unrelated to customer acquisition*	213	772	173	164	184	251
Total cost of serving customers*	$2,318	$9,150	$2,224	$2,252	$2,272	$2,402

CCPU ($ / customer per month)*	$23	$23	$22	$23	$23	$24

* Certain of the comparative figures in prior periods have been reclassified to conform to the current period CCPU presentation.

 About T-Mobile USA:
Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. wireless operation of Deutsche Telekom AG (NYSE: DT). By the end of the first quarter of 2010, approximately 150 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 33.7 million by T-Mobile USA — all via a common technology platform based on GSM and UMTS, the world’s most widely-used digital wireless standards. T-Mobile USA’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile USA among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.  For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:                                                                          Investor Relations Contacts:

Michael Lange                                                                          Investor Relations Bonn
Deutsche Telekom                                                                          Deutsche Telekom
+49 228.936.31717                                                                          +49 228.181.88880

Andreas Leigers                                                               Nils Paellmann
Deutsche Telekom                                                                          Investor Relations New York
+49 228.181.4949                                                                          Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: May 12, 2010